Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Formation	Trade Names
Overstock.com Services, Inc	Utah	Overstock.com Services
Market Partner Holdings, Inc.	Utah
Market Partner Operations, Inc.	Utah
Market Partner SR, Inc.	Utah
Market Partner WM, Inc.	Utah
Market Partner BC, Inc.	Utah
Market Partner EB, Inc.	Utah
Market Partner NE, Inc.	Utah
My Current, Inc.	Utah	My Current
Supplier Oasis Fulfillment Services, Inc.	Utah	SOFS
Overstock Ireland Limited	Ireland	O.co Ireland.ie
O Agency Group, Inc.	Utah	Overstock.com Insurance
O.com Land, LLC	Utah
O.co Global Employment Services, Inc.	Utah
O.com Ventures, Inc.	Utah
Medici, Inc.	Utah
Cirrus Services LLC	Utah
Pro Securities, LLC	California
SpeedRoute LLC	New York
Revolution 4 LLC	Utah